UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40487

HUT 8 MINING CORP.
(Translation of registrant's name into English)

24 Duncan Street, Suite 500, Toronto, Ontario, M5V 2B8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [ X ]

Exhibit

Exhibit No.	Description

99.1	Press Release dated November 9, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUT 8 MINING CORP.
(Registrant)

Date: November 9, 2023	/s/ Jaime Leverton
Jaime Leverton
Chief Executive Officer